March 28, 2014

Re:	Comjoyful International Company Form 8-K
Filed January 21, 2014
File No. 000-08299
File No. 000-08299

Larry Spirgel

Assistant Director

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of Comjoyful International Corporation, a Nevada corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of February 14, 2014 with respect to the Form 8-K, File No. 000-08299 (“8-K”) filed on January 21, 2014 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Form 8-K (the “Revised 8-K”), filed concurrently with the submission of this letter in response to the Staff’s comments.

General

1.	We note your acknowledgement on page 3 that you are required to file the information that would be required on a Form 10 upon your exit from shell company status. In reviewing your filing we note the omission of several Form 10 Item requirements, including Properties, Executive Compensation, Certain Relationships and Related Transactions, and Legal Proceedings. Please amend your filing to include all information that would be required on a Form 10 filing. Please note we may have additional comments after reviewing your additional disclosures.

In response to the Staff’s comment, the 8-K has been revised. Please refer to pages 9, 32, 33, 34, 35 of the Revised 8-K.

2.	We note that you have filed various contracts related to your onshore PRC entities. Please advise whether these agreements have been registered with the appropriate government authorities and if not whether you plan to do so. If the agreements have not been registered please provide risk factor disclosure to discuss how this could affect the enforceability of these agreements.

The Entrusted Management Agreement, Shareholders’ Voting Proxy Agreement, Exclusive Option Agreement and Exclusive Technology Service Agreement are not required to be registered under PRC law. The Company has not registered the Share Equity Pledge Agreement with the local counterpart of SAIC, however, the Company believes that the lack of registration will not affect the effectiveness of the Share Equity Pledge Agreement. The Company plans to register the Share Equity Pledge Agreement before April 30, 2014. In response to the Staff’s comment, the 8-K has been revised. Please refer to page 17 of the Revised 8-K.

3.	Please revise your disclosure to identify your PRC operating companies as entities rather than subsidiaries.

In response to the Staff’s comment, the 8-K has been revised. Please refer to pages 13, 15, 16, 17, 18, 20 of the Revised 8-K.

Item 2.01 Completion of Acquistion or Disposition of Assets Closing of the Exchange Agreement, Page 3

4.	We note that you have included a chart laying out your current corporate structure. If any related party or affiliate owns shares in a variable interest entity, please include that person in the chart and identify the relationship with the Company. Also, please revise to include Comjoyful International Ltd., indicating the percentage of Comjoyful International Company shares it controls.

In response to the Staff’s comment, the 8-K has been revised. Please refer to page 3 of the Revised 8-K.

Risk Factors, page 9

5.	We note your disclosures beginning on page 17 regarding the potential risks associated with conducting your business through VIE contractual arrangements. Please tell us which entity or individual(s) has possession and control over your corporate chops, seal or other controlling intangible assets. Describe the internal controls over safeguarding these assets against unauthorized access including those individuals that have custody and authorized access to them. In the absence of related safeguards, tell us what consideration you gave to any impact on your internal controls. Tell us what consideration you gave to including a separate risk factor discussion to describe the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets.

The Company relies on its seals, financial chops and business licenses of its PRC operating entity to enter into contracts, conduct banking business, and to take official corporate action of any sort, including registering any change to the composition of the board of directors or management with the relevant PRC authorities. In order to maintain the physical security of the Company’s chops, seals and business licenses and other controlling intangible assets, the Company generally stores these items in secured locations accessible only by the authorized personnel in the local administrative and finance departments. In response to the Staff’s comment, the 8-K has been revised. Please refer to page 17 of the Revised 8-K.

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6.	Please revise to include risk factor disclosure addressing that the Chinese government has not explicitly approved or disapproved the use of VIE structures, and that were it to act in in some way to render these structures illegal under Chinese law, the company may be required to de-consolidate these structures, and/or pay significant fines or penalties.

In response to the Staff’s comment, the 8-K has been revised. Please refer to page 17 of the Revised 8-K.

We have incurred net losses since our inception and may continue to incur losses in the future., page 10

7.	Please revise to indicate your net losses as of the most recent practicable date.

In response to the Staff’s comment, the 8-K has been revised. Please refer to page 10 of the Revised 8-K.

The loss of key executives could jeopardize our ability to meet financial targets, page 12

8.	Please revise to identify the key executives upon whom you rely.

In response to the Staff’s comment, the 8-K has been revised. Please refer to page 12 of the Revised 8-K.

You may have difficulty enforcing judgments against us, page 19

9.	In this risk factor you identify that your holding company is organized under the laws of the Cayman Islands; however, we note on your corporate structure chart on page 3 your holding company is identified as a Hong Kong company. Please revise to consistently and accurately describe your corporate structure.

In response to the Staff’s comment, the 8-K has been revised. Please refer to page 19 of the Revised 8-K.

Management’s Discussion and Analysis of Financial Condition, Results of Operations and Prospects, page 23

10.	Please revise to provide a clear understanding of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. Your discussion and analysis of liquidity should focus on material changes in operating, investing and financing cash flows and the reasons underlying those changes to provide your investor with a clear, cohesive view of your liquidity and capital resource needs as seen through the eyes of management. Please address outstanding payments due for current liabilities including salaries and rent. For further guidance, please refer to Section IV of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33- 8350.htm.

The Company mainly generates cash to meet short- and long-term cash requirements by selling "VIP cards for Kang Jia Fu Royal Traditional Health Clubhouse.” Revenue is recognized by the consumption of the VIP cards. Since the Company’s inception, it has received approximately RMB 29 million from the sale of the VIP cards. In addition, investors (mainly individuals) invest in new clubs the Company opens in various cities from time to time. Since inception, the Company has received approximately RMB 30 million investment from its investors.

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In response to the Staff’s comment, the 8-K has been revised. Please refer to page 28 and 30 of the Revised 8-K.

Cost, page 25

11.	Revise to disclose your basis for allocating fixed costs between cost of sales and cost of access capacity.

In response to the Staff’s comment, the 8-K has been revised. Please refer to page 26 of the Revised 8-K.

Security Ownership of Certain Beneficial Owners and Management, page 32

12.	Please revise to include disclosures for your officers and directors, individually, and as a group. Please refer to Item 403(b) of Regulation S-K.

In response to the Staff’s comment, the 8-K has been revised. Please refer to page 35 of the Revised 8-K.

Item 9.01 Financial Statement and Exhibits.

(b) Pro Forma Financial Information, page 33

13.	We note that the consolidated financial statements include the accounts of Wuxi Club and Nanjing Club. Please tell us in detail how you concluded that consolidation of Wuxi and Nanjing Clubs was appropriate after the VIE agreements were executed. Tell us how you considered the rights of both limited and general partners and specifically the provisions of ASC 810 upon which you based your accounting conclusion.

On January 17, 2014, by entering into a series of VIE Agreements between Nanjing Kangjiafu Investment Consulting Co., Ltd. (the “Nanjing KJF”), the Company’s wholly owned subsidiary, Wuxi KJF and its individual owners, Wuxi KJF was recognized as a Variable Interest Entity of the Company. The Company is the primary beneficiary of Wuxi KJF under ASC 810-10-05-8~16 and ASC 810-10-25-38~41. As such, it consolidated its financial statements in accordance with ASC 810-10-15-19~22.

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After the VIE agreements were executed, Wuxi KJF became the limited partner of Nanjing Club owning 79.17% of its partnership interest, and limited partner of Wuxi Club owning 96.20% of its partnership interest. All other partners of Nanjing Club and Wuxi Club, including general partners and limited partners are individuals. Even though Wuxi KJF was a 79.17% limited partner of Nanjing Club partnership, all the other partners, including the general partner, signed a “Unanimous Action Confirmation Letter” with Wuxi KJF on December 28, 2012 and assigned all operational decisions and controlling power to Wuxi KJF. Nanjing Club’s general partner, Mr. Huiwen Qu, owns a 0.08% interest of Nanjing Club and is one of Comjoyful International Ltd’s directors too. As a result, Wuxi KJF has had a controlling financial interest in Nanjing Club since its inception. Even though Wuxi KJF was a 96.20% limited partner of Wuxi Club partnership, all the other partners, including the general partner, signed a “Unanimous Action Confirmation Letter” with Wuxi KJF on January 26, 2011 and assigned all operational decisions and controlling power to Wuxi KJF. Wuxi Club’s general partner, Huiwen Qu, owns a 0.2% interest of Wuxi Club and is one of Comjoyful International Ltd’s directors as well. As a result, Wuxi KJF has had a controlling power in Wuxi Club since its inception.

The Company considered and analyzed the rights of individual limited partners and the general partner (Mr. Huiwen Qu) in accordance with ASC 810-10-25-10 to 25-12 (substantive participating rights or protective rights). Substantive participating rights are understood as non-controlling rights (whether granted by contract or by law) that would allow a non-controlling shareholder to effectively participate in the following corporate actions to overcome the presumption that an investor with a majority voting interest shall consolidate its investee. The following list is illustrative of substantive participating rights, but is not necessarily all-inclusive:

a. Selecting, terminating, and setting the compensation of management responsible for implementing the investee's policies and procedures; and

b. Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.

All the other partners of Wuxi Club and Nanjing Club, including the general partner, did not set the compensation of the officers whom were responsible for the investment policies and procedures of Wuxi Club and Nanjing Club. Major decisions effecting how operations were run were determined by Wuxi KJF. Therefore, all other partners of Wuxi Club and Nanjing Club do not have any substantive participating rights in Wuxi Club or Nanjing Club, and would not preclude Wuxi KJF’s consolidation of Wuxi Club and Nanjing Club. Therefore, Wuxi KJF consolidated both Wuxi Club and Nanjing Club’s financial statements since inception under ASC 810-10-1 and ASC 810-10-15-8.

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Exhibit 99.1

Wuxi Kangjiafu Royal Traditional Investment Management Co., Ltd.

Consolidated Statements of Cash Flows, page F-8

14.	Please explain to us the cash flows as presented as “Amounts due from an owner” and how it relates to the column “Due from owner” in your Statement of Stockholders’ Equity.

The two terms are identical. In order to be consistent, the Company will use the term “Due from an Owner”. In response to the Staff’s comment, the 8-K has been revised. Please refer to page F-7 and F-8 of the Revised 8-K.

The cash flow presented as “Due from an Owner” represented the loan Wuxi KJF made to KJF Biotech, which is owned by Mr. Yazhong Liao, Mr. Huiwen Qu and Ms. Zhangmei Zhang (3 individual owners of Wuxi KJF). KJF Biotech was a 60% owner of Wuxi KJF before it transferred its ownership in Wuxi KJF to Mr. Yazhong Liao, Mr. Huiwen Qu and Ms. Zhangmei Zhang in September 2012. Please refer to page F-9 and F-18.

Note 2. Going Concern, page F-10

15.	We refer to your statement, “the management plans to raise necessary working capital by obtaining new loans from investors.” Please tell us if these loans are the “advances from investors” disclosed elsewhere.

The Company confirms the new loans from investors are the “advances from investors” disclosed elsewhere in the financial statements. It was equity investments to the new clubs from individual investors instead of loans. The 8-K has been revised accordingly. Please refer to page F-10 of the Revised 8-K.

Note 3. Summary of Significant Accounting Policies, page F-10

16.	We note that the consolidated financial statements include the accounts of Wuxi Club and Nanjing Club. Please tell us in detail how you concluded that consolidation of Wuxi and Nanjing Clubs was appropriate as of December 31, 2012. Tell us how you considered the rights of both limited and general partners and specifically the provisions of ASC 810 upon which you based your accounting conclusion.

Wuxi KJF was the limited partner of Nanjing Club owning 58.33% of its partnership interest, and limited partner of Wuxi Club owning 39.80% of its partnership interest. All other partners of Nanjing Club and Wuxi Club, including general partners and limited partners are individuals. Even though Wuxi KJF was a 58.33% limited partner of Nanjing Club partnership, all the other partners, including the general partner, signed a “Unanimous Action Confirmation Letter” with Wuxi KJF on December 28, 2012 and assigned all operational decisions and controlling power to Wuxi KJF. Nanjing Club’s general partner, Mr. Huiwen Qu, owns a 0.08% interest of Nanjing Club and is one of Wuxi KJF’s individual owners. As a result, Wuxi KJF has had a controlling power in Nanjing Club since its inception. Even though Wuxi KJF was only a 39.80% limited partner of Wuxi Club’s partnership, all the other partners, including the general partner, signed a “Unanimous Action Confirmation Letter” with Wuxi KJF on January 26, 2011 and assigned all operational decisions and controlling power to Wuxi KJF. Wuxi Club’s general partner, Huiwen Qu, owns a 0.2% interest of Wuxi Club and is one of Wuxi KJF’s individual owners as well. As a result, Wuxi KJF has had a controlling power in Wuxi Club since its inception. Under these arrangements between Wuxi KJF and each of Wuxi Club and Nanjing Club, Wuxi KJF is entitled to pro rata of income earned by each of Wuxi Club and Nanjing Club and is obligated to absorb pro rata of the risk of loss from each of Wuxi Club and Nanjing Club, as if each of Wuxi Club and Nanjing Club were a subsidiary of Wuxi KJF. Furthermore, Wuxi KJF may direct the activities that impact the economic performance of Wuxi Club and Nanjing Club.

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The Company has considered and analyzed the rights of individual limited partners and the general partner (Mr. Huiwen Qu) in accordance with ASC 810-10-25-10 to 25-12 (substantive participating rights or protective rights). Substantive participating rights are understood as non-controlling rights (whether granted by contract or by law) that would allow the non-controlling shareholder to effectively participate in either of the following corporate actions to overcome the presumption that an investor with a majority voting interest shall consolidate its investee. The following list is illustrative of substantive participating rights, but is not necessarily all-inclusive:

a. Selecting, terminating, and setting the compensation of management responsible for implementing the investee's policies and procedures; and

b. Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.

All the other partners of Wuxi Club and Nanjing Club, including the general partner, did not set the compensation of the officers whom were responsible for the investment policies and procedures of Wuxi Club and Nanjing Club. Major decisions effecting how operations were run were determined by Wuxi KJF. Therefore, all other partners of Wuxi Club and Nanjing do not have any substantive participating rights in Wuxi Club or Nanjing Club, and would not preclude Wuxi KJF’s consolidation of Wuxi Club and Nanjing Club.

As a result, Wuxi KJF consolidated both Wuxi Club and Nanjing Club’s financial statements since their inception under ASC 810-10-1 and ASC 810-10-15-8.

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Property and Equipment, page F-12

17.	Revise to describe the nature of leasehold improvements and tell us in detail what costs you have capitalized. Please tell us which provisions of the accounting literature you rely upon for your accounting basis.

In response to the Staff’s comment, the 8-K has been revised. Please refer to page F-12 of the Notes to the Financial Statement contained in the Revised 8-K. The Company based its accounting on ASC 360-10-30-1 and ASC 360-10-35-2~3.

Cost of Revenue, page F-13

18.	Revise to describe the “cost of excess capacity,” and disclose your basis for allocating fixed costs between cost of sales and cost of access capacity.

In response to the Staff’s comment, the 8-K has been revised. Please refer to page F-13 of the Notes to the Financial Statement contained in the Revised 8-K.

Note 11. Advances from Investors of New Clubs, page F-16

19.	Tell us in detail about the collection of advances from investors of new clubs. In your response, please tell us why your investors are willing to invest a significant amount of money interest free upfront for potential future clubs. Describe any contractual or other arrangements between you and the investors, refund policies and restrictions on the cash received. Please explain how these investors benefit from the investment and how they are ultimately repaid.

Wuxi KJF entered into partnership co-investment agreements with individual investors, pursuant to which individuals share with the Company, pro rata, profits and operation risks of the partnership in accordance with the PRC law. After signing a "Partnership Investment Agreement" with investors, Wuxi KJF received investments. The parties signed a "Partnership Investment Agreement", which set forth the investment amount, profit allocation and liability, and liability for breach of their obligations under the agreement. From the individual investors’ point of view, it is an equity investment looking for relevant return as well as bearing relevant risk. The advance collected will be converted to paid-in capital once the new clubs are incorporated and registered. There was no terms regarding refund policy or restriction on the cash received in the agreements.

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Note 12. Unearned Income, page F-17

20.	We refer to the amounts presented as of December 31, 2012 and September 30, 2013 and note that this unearned income represents customer prepayments for massages services. Considering that the amounts presented are significantly higher than revenue reported in any prior period, please provide us with a detailed description of membership and prepayment options offered to your customers, related refund policies, how many individual customers these deposits represent, the period of time over which you expect to realize this revenue and if there are any restrictions on your use of the cash received.

By using the VIP cards, customers obtain certain discounts for services and products. In line with the health club industry practice in China, VIP cards are generally not refundable once sold. As of December 31, 2013, the Company had a total of 11,573 VIP card holders. The Company offers the VIP cards to customers with no expiration date. As a result, the Company recognizes service revenue proportionately when services are provided. The Company’s use of cash received is not restricted.

Note 15. Related Party Transactions, page F-18

21.	We refer to your relationship with KJF Biotech. Please refer to ASC 850-10-50 and revise to provide, at a minimum, the following disclosures:

•	The nature of your relationship with KJF Biotech, including individual related parties;

•	A description of the loan with KJF Biotech including the business purpose;

•	All other related party transactions for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial;

•	The dollar amounts of transactions for each of the periods for which income statements are presented; and

•	In addition to the amounts due from or to related parties as of the date of each balance sheet presented the terms and manner of settlement.

In response to the Staff’s comment, the 8-K has been revised. Please refer to page F-18 of the Notes to the Financial Statement contained in the Revised 8-K.

(a) Wuxi KJF was 60% owned by the KJF Biotech and 40% owned by 20 other individuals with an equal number of shares since inception on September 10, 2012. On September 10, 2012, Mr. Yazhong Liao, Ms. Zhangmei Zhang and Mr. Huiwen Qu entered into a series of share transfer agreements with KJF Biotech and other founders, pursuant to which KJF Biotech and other founders of Wuxi KJF transferred all of their shares to Mr. Yazhong Liao, Ms. Zhangmei Zhang and Mr. Huiwen Qu. The shareholders of KJF Biotech are Mr. Yazhong Liao, Mr. Huiwen Qu and Ms. Zhangmei Zhang. Upon consummation of the share transfer and requisite governmental registration, there were no investment or equity relationships between Wuxi KJF and KJF Biotech, however, KJF Biotech is owned by Mr. Yazhong Liao, Mr. Huiwen Qu and Ms. Zhangmei Zhang who are owners of Wuxi KJF.

The Company and KJF Biotech share certain officers and employees, who are working roughly half time or the Company and half time for KJF Biotech. The salaries and associated expenses of these officers and employees are equally shared by the Company and KJF Biotech, and the Company's portion of the expenses was recorded in selling and general and administrative expenses.

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(b) The loan provided to KJF Biotech was primarily to support KJF Biotech’s operations. On December 31, 2012, Wuxi KJF and KJF Biotech entered into a settlement agreement, under which KJF Biotech agreed to fully repay the loan in four installments no later than December 31, 2014.

(c) Besides the transactions disclosed in page F-18, there were no other related party transactions or dollar amounts for each of the periods for which income statements are presented.

(d) Pursuant to an agreement between the Wuxi KJF and KJF Biotech, the amount due from KJF Biotech as of December 31, 2012 should be repaid as set forth below:

Terms	Repayment (percentage of total amount)
By June 30, 2013	10%
By December 31, 2013	25%
By June 30, 2014	30%
By December 31, 2014	35%
Total	100%

To date, the repayments have been made according to the schedule.

Exhibit 99.2

Wuxi Kangjiafu Royal Traditional Investment Management Co., Ltd. Unaudited Financial Statements as of September 30, 2013

Note 15. Related Party Transactions, page F-18

22.	We refer to your disclosure that “the loan made to an owner is in violation to the Sarbanes-Oxley Act of 2002, including Section 402’s prohibition against personal loans to directors and executive officers, either directly or indirectly.” Please describe in more detail how the loan violates the Act, and the actions management intends to take to remediate the violation.

The Company determined the disclosure that “the loan made to an owner is in violation of the Sarbanes-Oxley Act of 2002, including Section 402’s prohibition against personal loans to directors and executive officers, either directly or indirectly” was made in error after further legal review. We have revised the 8-K to remove the referenced disclosure. Please refer to page F-10 to the Notes to Financial Statement.

The Sarbanes-Oxley Act  (the “SOX Act”) applies to any “issuer,” which is defined as any company that has a class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”) (e.g., one that is listed on a national securities exchange in the United States), is required to file reports under Section 15(d) of the Exchange Act, or files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 (“Securities Act”), and that it has not withdrawn. The Company does not have a class of securities registered under Section 12 of the Exchange Act. In addition, the Company does not have an effective registration statement on file which would trigger its reporting obligations under Section 15(d) of the Exchange Act. Lastly, the Company has not filed a registration statement that has not yet become effective under the Securities Act. Therefore, we respectfully submit that the Company is not subject to the SOX Act.

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Pursuant to an agreement between the Wuxi KJF and KJF Biotech, the amount due from KJF Biotech as of December 31, 2012 will be repaid in cash as set forth below:

Terms	Repayment (percentage of total amount)
By June 30, 2013	10%
By December 31, 2013	25%
By June 30, 2014	30%
By December 31, 2014	35%
Total	100%

To date, the repayments were made in accordance with the schedule.

Please note that attached hereto as Exhibit A is the written acknowledgement by the Company. Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +86 10 5954 3688.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick

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EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 14, 2014 with respect to the Form 8-K, File No. 000-08299, filed on January 21, 2014 by the Company, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Form 8-K filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comjoyful International Company

By:	/s/ Yazhong Liao
Name:	Yazhong Liao
Title:	Chief Executive Officer and President

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